Exhibit 4.3

Description of Genco Shipping & Trading Limited’s Common Stock

Registered under Section 12 of the Securities Exchange Act of 1934, as Amended

The following is a description of the common stock of Genco Shipping & Trading Limited and certain provisions of Business Corporations Act of the Republic of the Marshall Islands, or the BCA, that may be applicable to our stockholders. This description is subject to and qualified in its entirety by reference to our Second Amended and Restated Articles of  Incorporation and our Amended and Restated By-Laws, together with the amendments to each of them, all of which are incorporated by reference to Exhibits 3.1, 3.2, 3.3, 3.4, 3.6, and 3.7, respectively, to this Annual Report on Form 10-K, and to the provisions of the BCA. We encourage you to read such documents and the applicable provisions of the BCA for additional information.

Authorized Capitalization

Under our Second Amended and Restated Articles of Incorporation, as amended, our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. There are no shares of preferred stock outstanding.

Common Stock

Voting Rights

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Except as required by law and by the terms of any series of preferred stock designated by the board of directors pursuant to our second amended and restated articles of incorporation, as amended, our common stock has the exclusive right to vote for the election of directors and for all other purposes. Our common stock votes together as a single class.

Dividends

Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive, ratably, all dividends, if any, declared by our board of directors out of funds legally available for dividends.

Liquidation Rights

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive, pro rata, our remaining assets available for distribution.

Other Rights

Holders of our common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of any shares of our preferred stock that we may issue in the future.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties. Our Second Amended and Restated Articles of Incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by applicable law.

Our Second Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by applicable law. We are also expressly authorized, under our amended and restated bylaws, to advance certain expenses (including attorneys' fees and disbursements and court costs) to our directors and officers and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our second amended and restated articles of incorporation and our amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Anti-takeover Effects of Certain Provisions of Our Second Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

Several provisions of our second amended and restated articles of incorporation and amended and restated bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Election of Directors

Our second amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our amended and restated bylaws require parties other than our board of directors to give advance written notice of nominations for the election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our second amended and restated articles of incorporation and our amended and restated bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our second amended and restated articles of incorporation and our amended and restated bylaws provide that, subject to certain exceptions, our Chairman, President, or Secretary at the direction of the board of directors or our Secretary at the request in writing by any one or more shareholders that hold, in the aggregate, at least a majority of the outstanding registered shares of the

Corporation entitled to vote may call special meetings of our shareholders. The business transacted at the special meeting is limited to the purposes stated in the notice.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 120 days nor more than 150 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholder's ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.